                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                     0-8425
                             Commission File Number



[X] Form 10KSB Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended OCTOBER 31, 1999

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934



                         PART I---REGISTRANT INFORMATION



                               SILVER ASSETS, INC.
                               -------------------
        (Exact name of small business issuer as specified in its charter)




          California                                 95-2369956
          ----------                                 ----------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)



                     19320 Sonoma Highway, Sonoma, CA 95476
                     --------------------------------------
                    (Address of principal executive offices)



                                  (707)935-3284
                                  -------------
                           (Issuer's telephone number)



                                 Not Applicable
                                 --------------
      (Former address and former fiscal year, if changed since last report)

                       PART II - RULES 12b-25 (b) AND (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report on Form 10-KSB will be files on or before the fifteenth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12-25(c) has been attached if applicable.

                              PART III - NARRATIVE

As a result of scheduling differences with our independent public accountants, which created the inability to timely prepare the financial statements for an on time filing, the Registrant requires additional time to file the subject report.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification::

                                   John Durkin    (707)        935 3284
                                   ------------------------------------------
                                    (Name)     (Area Code) (Telephone Number)

(2)  Check whether the issuer (1) Has filed all reports required to be filed by
     Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                            Yes  _X_ No ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ ] Yes [ X ] No

                                   SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SILVER ASSETS, INC.

DATE:  January 26, 2000                 /s/ Andrew K. Simpson
                                         ------------------------------
                                         ANDREW K. SIMPSON
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER